UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*


                                Citizens Bancorp
                         -------------------------------
                                (Name of Issuer)


                         Common Stock, without par value
                         -------------------------------
                         (Title of Class of Securities)


                                   172948 10 1
                         -------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 pages

CUSIP No. 172948 10 1                 13G                      Page 2 of 4 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

          Citizens Bancorp Employee Stock Ownership Plan and Trust
          Employer ID Number  35-2034512
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         N/A                                                         (a) [ ]

                                                                     (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION                  Indiana
--------------------------------------------------------------------------------

NUMBER OF         5        SOLE VOTING POWER                   Zero
SHARES            --------------------------------------------------------------
BENEFICIALLY      6        SHARED VOTING POWER                 84,640 Shares
OWNED BY          --------------------------------------------------------------
EACH              7        SOLE DISPOSITIVE POWER              Zero
REPORTING         --------------------------------------------------------------
PERSON WITH       8        SHARED DISPOSITIVE POWER            84,640 Shares

--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          84,640 Shares
--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9              8%
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*                                    EP
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)      Citizens Bancorp

(b)      P.O. Box 635, Frankfort, Indiana  46041


Item 2.

(a)      Citizens Bancorp Employee Stock Ownership Plan and Trust

(b) c/o The Farmers Bank, Frankfort, Indiana, 9 East Clinton Street, P.O. Box 129, Frankfort, Indiana 46041-0129.

(c)      Indiana

(d)      Citizens Bancorp Common Stock, without Par Value

(e)      172948 10 1


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund


Item 4.  Ownership

(a)      84,640

(b)      8%

(c)      (i)      0
         (ii)     84,640
         (iii)    0
         (iv)     84,640


Item 5.  Ownership of Five Percent or Less of a Class

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to the Citizens Bancorp Employee Stock Ownership Plan and Trust Agreement, the Administrative Committee which administers the plan has the authority to direct the manner in which dividends and/or proceeds from the sale of securities are distributed.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.  Identification and Classification of Member of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Date  January 7, 1998
                                      ----------------------------------------

                                         The Farmers Bank, Frankfort, Indiana
                                           as Trustee for the Citizens Bancorp
                                       Employee Stock Ownership Plan and Trust



                                      By: /s/ Judson J. Costlow
                                         -----------------------------
                                         Judson Costlow, Vice President
                                         and Trust Officer